Exhibit 4

The Registrant’s Capital Stock

As of December 31, 2021, ConnectOne Bancorp, Inc. (“ConnectOne”), the registrant and the registered banking holding Company or ConnectOne Bank (“ConnectOne Bank”) had one class of security registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our common stock, no par value per share (“Common Stock”).

AUTHORIZED CAPITAL STOCK

ConnectOne’s authorized capital stock consists of 100,000,000 common shares, without par value (“common shares” or “common stock”) and 5,000,000 preferred shares, with or without par value as determined by ConnectOne’s board of directors (“preferred shares” or “preferred stock”). As of December 31, 2021, 39,568,090 of ConnectOne’s common shares were outstanding, 2,989,174 of ConnectOne’s common shares were held by ConnectOne in treasury shares, and 115,000 of ConnectOne’s preferred shares were outstanding.

COMMON STOCK

The following description contains certain general terms of ConnectOne’s common stock.

Dividend Rights

The holders of ConnectOne’s common stock are entitled to dividends when, as, and if declared by the ConnectOne board of directors out of funds legally available for the payment of dividends. Generally, New Jersey law prohibits corporations from paying dividends or any other distributions to shareholders, if after giving effect to the distribution, either the corporation would be unable to pay its debts as they become due in the usual course of its business or the corporation’s total assets would be less than its total liabilities.

The primary source of dividends paid to the ConnectOne’s shareholders is dividends paid to ConnectOne by ConnectOne Bank. Thus, as a practical matter, any restrictions on the ability of ConnectOne Bank to pay dividends will act as restrictions on the amount of funds available for payment of dividends by ConnectOne. Under the New Jersey Banking Act of 1948, as amended, dividends may be paid by ConnectOne Bank only if, after the payment of each such dividend, the capital stock of ConnectOne Bank will be unimpaired and either ConnectOne Bank will have a surplus of not less than 50% of its capital stock or the payment of such dividend will not reduce ConnectOne Bank’s surplus. The payment of dividends is also dependent upon the Bank’s ability to maintain adequate capital ratios pursuant to applicable regulatory requirements. In addition to these explicit limitations, the federal regulatory agencies are authorized to prohibit a banking subsidiary or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The dividend rights of holders of ConnectOne’s common stock are qualified and subject to the dividend rights of holders of ConnectOne’s preferred stock that may be issued in the future as described below in the section titled “Preferred Stock”.

Voting Rights

Each holder of ConnectOne’s common stock is entitled to one vote for each share held on all matters voted upon by the shareholders, including the election of directors. There is no cumulative voting in the election of directors.

Preemptive Rights

Holders of shares of ConnectOne’s common stock are not entitled to preemptive rights with respect to any shares of the common stock that may be issued.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the affairs of ConnectOne, subject to the rights and preferences, if any, of the holders of preferred stock, holders of ConnectOne’s common stock are entitled to share, ratably in proportion to the number of shares of common stock held by them, in the remaining assets of ConnectOne available for distribution to its shareholders.

Assessment and Redemption

All outstanding shares of ConnectOne’s common stock are fully paid and non-assessable. ConnectOne’s common stock is not redeemable at the option of the issuer or the holders thereof.

Transfer Agent

Broadridge Financial Solutions, Inc. is presently the transfer agent for ConnectOne’s common stock.

Listing

ConnectOne’s common stock is listed on the NASDAQ Global Select Market under the symbol “CNOB”.

PREFERRED STOCK

ConnectOne has 5,000,000 authorized shares of preferred stock typically referred to as “blank check” preferred stock. This term refers to stock for which the rights and restrictions are determined by the board of directors of a corporation. ConnectOne’s certificate of incorporation authorizes ConnectOne’s Board of Directors to issue new shares of ConnectOne’s preferred stock without further shareholder action. As of December 31, 2021, 115,000 of ConnectOne’s preferred shares were outstanding.

ConnectOne’s certificate of incorporation gives the board of directors of ConnectOne authority to issue preferred stock from time to time in one or more classes or series thereof, each such class or series to have voting powers (if any), conversion rights (if any), designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the board of directors of ConnectOne and stated and expressed in a resolution or resolutions thereof providing for the issuance of such preferred stock.

With respect to any class or series of preferred stock, ConnectOne’s certificate of incorporation allows the board of directors of ConnectOne at any time to determine:

●	the dividend rate on shares of such class or series and any restrictions, limitations or conditions upon the payment of such dividends, and whether dividends are cumulative, and the dates on which dividends, if declared, would be payable;

●	whether the shares of such class or series would be redeemable and, if so, the terms of redemption;

●	the rights of holders of shares of such class or series in the event of the liquidation, dissolution or winding up of ConnectOne, whether voluntary or involuntary, or any other distribution of its assets;

●	whether the shares of such class or series would be subject to the operation of a purchase, retirement or sinking fund and, if so, the terms and conditions thereof;

●	whether the shares of such class or series would be convertible into shares of any other class or series of the same or any other class, and if so, the terms of such conversion; and

●	the extent of voting powers, if any, of the shares of such class or series.

The issuance of additional common or preferred stock may be viewed as having adverse effects upon the holders of common stock. Holders of ConnectOne’s common stock do not have preemptive rights with respect to any newly issued stock. ConnectOne’s board could adversely affect the voting power of holders of ConnectOne’s common stock by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. In the event of a proposed merger, tender offer or other attempt to gain control of ConnectOne that the Board of Directors does not believe to be in the best interests of its shareholders, the Board of Directors could issue additional preferred stock which could make any such takeover attempt more difficult to complete. Blank check preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a poison pill.

ANTI-TAKEOVER PROVISIONS

Provisions of New Jersey and federal law and the terms of the certificate of incorporation of ConnectOne contain provisions which could make a takeover or purchase of ConnectOne more difficult, even if a significant percentage of ConnectOne’s shareholders believe any such transaction is in their best interests. The following is a summary of these provisions:

Certificate of Incorporation

Provisions of ConnectOne’s certificate of incorporation may have anti-takeover effects. These provisions may discourage attempts by others to acquire control of ConnectOne without negotiation with ConnectOne’s board of directors. The effect of these provisions is discussed briefly below.

The shares of ConnectOne’s common stock authorized by its certificate of incorporation but not issued provide ConnectOne’s board of directors with the flexibility to effect financings, acquisitions, stock dividends, stock splits and stock-based grants without the need for a shareholder vote. ConnectOne’s board of directors, consistent with its fiduciary duties, could also authorize the issuance of shares of preferred stock, and could establish voting conversion, liquidation and other rights for ConnectOne’s preferred stock being issued, in an effort to deter attempts to gain control of ConnectOne.

ConnectOne’s certificate of incorporation provides that no merger, consolidation, liquidation or dissolution of the corporation nor any action that would result in the sale or other disposition of all or substantially all of the assets of the corporation shall be valid unless approved by a vote of two-thirds of ConnectOne’s outstanding shares of common stock.

New Jersey Shareholders Protection Act

A provision of New Jersey law, the New Jersey Shareholders’ Protection Act (the “Shareholders’ Protection Act”), prohibits certain transactions involving an “interested stockholder” and a resident domestic corporation. When used in reference to any such corporation, an “interested stockholder” is generally defined as one who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of that corporation or who is an affiliate or associate of that corporation and at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of that corporation.

The Shareholders’ Protection Act generally prohibits any business combination between an interested stockholder and a resident domestic corporation for a period of five years following that interested stockholder’s stock acquisition date unless: (a) that business combination is approved by the corporation’s board of directors prior to that interested stockholder’s stock acquisition date or (b) the transaction(s) which caused the person to become an interested stockholder was approved by the corporation’s board of directors prior to that interested stockholder’s stock acquisition date and any subsequent business combinations with that interested stockholder are approved by the corporation’s board of directors, provided that any such subsequent business combination is approved by (1) the board of directors, or a committee thereof, consisting solely of persons who are not employees, officers, directors, stockholders, affiliates or associates of that interested stockholder, and (2) the affirmative vote of the holders of a majority of the voting stock not beneficially owned by such interested stockholder at a meeting called for such purpose. After the five-year period expires, the prohibition on business combinations with an interested stockholder continues unless certain conditions are met. Subject to further limitations, these conditions include: (a) a business combination approved by the corporation’s board of directors prior to that interested stockholder’s stock acquisition date; (b) a business combination approved by a vote of two-thirds of the voting stock not owned by the interested stockholder; (c) a business combination whereby its shareholders receive consideration in accordance with the Shareholders’ Protection Act; and (d) a business combination approved by the corporation’s board of directors, or a committee thereof, consisting solely of persons who are not employees, officers, directors, stockholders, affiliates or associates of that interested stockholder prior to the consummation of the business combination and by the affirmative vote of the holders of a majority of the voting stock not beneficially owned by such interested stockholder at a meeting called for such purpose if the transaction(s) with the interested stockholder which caused the person to become an interested stockholder was approved by the corporation’s board of directors prior to the consummation of such transaction(s).

Shareholders’ Nominations and Proposals

The procedures governing the submission of nominations for directors and other proposals by shareholders for consideration at a meeting may also have a deterrent effect on shareholder actions designed to result in a change of control of ConnectOne. ConnectOne’s bylaws require advance notice to ConnectOne’s corporate secretary regarding shareholder proposals and the nomination, other than by or at the direction of the ConnectOne board of directors or one of its committees, of candidates for election as directors. Such advance notice must be received by the corporate secretary not less than 50 days nor more than 75 days prior to the meeting, irrespective of any deferrals, postponements or adjournments thereof to a later date; provided, however, that in the event that less than 60 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of meeting was mailed or such public disclosure was made, whichever first occurs.

Each such notice to the corporate secretary shall set forth: (i) the name and address of record of the shareholder who intends to make the nomination; (ii) a representation that the shareholder is a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) the name, age, business and residence addresses, and principal occupation or employment of each nominee if the proposal is a nomination to the board of directors; (iv) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (v) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, as then in effect; (vi) the consent of each nominee to serve as a director of the corporation if so elected and (vii) the name, address, principal occupation and ownership of the corporation of any other party having an interest in the proposal. ConnectOne may require any proposed nominee to furnish such other information as may reasonably be required by ConnectOne to determine the eligibility of such proposed nominee to serve as a director of ConnectOne.

Failure of any shareholder to provide the notice or information required by the foregoing provisions in a timely and proper manner shall authorize ConnectOne’s board of directors to reject any such proposal or nomination.

Restrictions on Ownership

The Bank Holding Company Act requires any bank holding company (as defined therein) to obtain the approval of the Federal Reserve Board prior to acquiring more than five percent (5%) of ConnectOne’s outstanding common stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire ten percent (10%) or more of ConnectOne’s outstanding common stock under the Change in Bank Control Act. Any holder of twenty-five percent (25%) or more of ConnectOne’s outstanding common stock, other than an individual, is subject to regulation as a bank holding company, under the Bank Holding Company Act.